March 12, 2010
By Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0305
Mail Stop 3561
Attention: Mr. Nudrat Salik
Re:	NCI Building Systems, Inc. Form 10-K for the year ended November 1, 2009 Filed December 23, 2009 File No. 1-14315
Dear Mr. Salik:
     On behalf of NCI Building Systems, Inc., a Delaware Corporation (the “Company”), we are writing to respond to the comments of the Staff of the Commission, with respect to the Form 10-K for the year ended November 1, 2009 (the “Form 10-K”), in the letter dated February 26, 2010 (the “Comment Letter”), addressed to Mark E. Johnson, Chief Financial Officer and Treasurer of the Company. The bold numbered paragraphs and headings below are taken from the Comment Letter, and the Company’s responses to each such comment follow in plain text.
     The Company advises the Commission that, to the extent it does not disagree with the Commission’s comments, it intends to include disclosure responsive to the comments in its future filings with the Commission, to the extent practicable. Page references in the responses below are to the Form 10-K. Terms used herein but not otherwise defined will have the meanings set forth in the Form 10-K.
     To the extent the responses below reflect the opinions or beliefs of the Company or the Company’s views or analysis, they are based solely on information provided to us by the Company.
New York • Washington, D.C. • London • Paris • Frankfurt • Moscow • Hong Kong • Shanghai

Form 10-K
General
1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.
     The Company notes the staff’s comment and to the extent a comment below requests additional disclosures or other revisions to be made and the Company believes such disclosure or revisions are appropriate, it will include these revisions in its future filings with the Commission.
MD&A
Critical Accounting Policies
Property, Plant and Equipment Valuation, page 52
2.	Please expand your disclosures regarding your impairment considerations by addressing the following:
•	Please disclose how you group these assets for purposes of considering whether an impairment exists. Refer to ASC 360-10-35-23 through 25;

•	Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances; and

•	To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures related to those assets or asset groups:
•	The percentage by which the undiscounted cash flows exceed the carrying value;

•	The carrying value of these assets;

•	A description of the assumptions that drive the undiscounted cash flows;

•	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.
Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please show us in your supplemental response what the revisions will look like.
     In response to the Staff’s comments, the Company clarified this disclosure in its Form 10-Q for the quarter ended January 31, 2010 filed with the Commission on March 11, 2010. The revised disclosure reads as follows (emphasis added for the changes made):
Property, plant and equipment valuation. We assess the recoverability of the carrying amount of property, plant and equipment at the lowest level asset grouping for which cash flows can be separately identified, which may be at an individual asset level, plant level or divisional level depending on the intended use of the related asset, if certain events or changes in circumstances indicate that the carrying value of such assets may not be recoverable and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Events and circumstances which indicate an impairment include (a) a significant decrease in the market value of the assets; (b) a significant change in the extent or manner in which an asset is being used or in its physical condition; (c) a significant change in our business conditions; (d) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset; (e) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection that demonstrates continuing losses associated with the use of an asset; or (f) a current expectation that, more likely than not, an asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. We assess our assets for impairment on a quarterly basis.
If we determine that the carrying value of an asset is not recoverable based on expected undiscounted future cash flows, excluding interest charges, we record an impairment loss equal to the excess of the carrying amount of the asset over its fair value. The fair value of assets is determined based on prices of similar assets adjusted for their remaining useful life.
     The Company supplementally advises the Staff that, during the performance of the Company’s impairment assessments, the Company did not identify any assets or asset groups, other than assets and asset groups that were impaired and disclosed in fiscal 2009, which had expected undiscounted future cash flows that were not substantially in excess of the carrying values. The Company’s policy is to assess the recoverability of the carrying amount of property, plant and equipment at the lowest level asset grouping for which cash flows can be separately identified which may be on an individual asset level or, at times be the individual plant level or the divisional group level depending on the intended use of the related asset.
Financial Statements
Consolidated Statements of Operations, page 61
3.	Since it appears that cost of sales should include the lower of cost or market adjustments and asset impairments currently presented just below, please revise your description of the cost of sales line item to clearly indicate that it is exclusive of the lower of cost or market adjustments and assets impairments shown separately below. Please show us in your supplemental response what the revisions will look like.
     In response to the Staff’s comments, the Company will clarify this disclosure in its Form 10-K for the fiscal year 2010. The Company anticipates the disclosure will read as follows (emphasis added for the changes made):
(i) Cost of sales. Cost of sales includes the cost of inventory sold during the period, including costs for manufacturing, inbound freight, receiving, inspection, warehousing, and internal transfers less vendor rebates. Costs associated with shipping and handling our products are included in cost of sales. Cost of sales is exclusive of lower of cost or market adjustments and asset impairments because these items are shown separately below cost of sales on our consolidated statement of operations. Purchasing costs and engineering and drafting costs are included in selling, general and administrative expense. Purchasing costs were $3.2 million, $3.7 million and $3.7 million and engineering and drafting costs were $38.2 million, $53.9 million and $50.0 million in each of fiscal 2009, 2008, and 2007, respectively. Approximately $2.2 million and $3.9 million of selling, general and administrative costs were capitalized and remained in inventory at the end of fiscal 2009 and 2008, respectively.
Notes to the Financial Statements
General
4.	To the extent that the CD&R Funds opt to convert their preferred shares, as of November 1, 2009, their conversion right was limited to conversion of their preferred shares into the approximately 8.2 million shares of common stock that are currently authorized and unissued. In addition to the convertible preferred shares, you have additional contracts which could require you to issue shares of common stock, including employee stock options. Please tell us what consideration you gave to ASC 815-40-35-12 and 13 in regards to whether you have sufficient authorized shares as of November 1, 2009.
The Company supplementally advises the Staff that it has three instruments which may require settlement in shares and therefore may be impacted by the number of authorized but unissued common shares in accordance with ASC 815-40-35-12 and 13.
After receiving the Staff’s comments, the Company re-reviewed its classification of these contracts and concluded that, except as described below, their current classification is appropriate based on the Company’s sequencing policy, as described below and the guidance set forth in ASC 815-40-35-12 and 13.
Prior to October 20, 2009, the Company had sufficient authorized and unissued shares available to settle its outstanding stock options and its 2.125% Convertible Senior Subordinated Notes due 2024 (the “Convertible Notes”). After October 20, 2009, the Company did not have sufficient authorized and unissued shares available to settle the Series B Convertible Preferred Stock after considering all other pre-existing commitments that may require the issuance of stock. The Company considered the issuance of shares in accordance with its sequencing policy which gives preference on a First in First Out (“FIFO”) basis, as determined by each commitment’s inception date, in the order set forth in the following table:
As of November 1, 2009

		Shares
	Shares	Available
Total Shares Authorized	100,000,000
Total Shares Outstanding	90,410,147

Authorized but Unissued Shares		9,589,853
Outstanding Stock Options (issued prior to the issuance of the Convertible Notes)	518,687

Shares Available for the Convertible Notes		9,071,166
Convertible Notes (Outstanding)	1,480

Shares Available for the Outstanding Stock Options (issued subsequent to the Convertible Notes)		9,069,686
Outstanding Stock Options (issued subsequent to the issuance of the Convertible Notes)	132,583

Shares Available for Conversion of the Series B Preferred Stock as of November 1, 2009		8,937,103
Series B Convertible Preferred Stock	8,937,103

Shares Available for remaining Conversion of the Series B Preferred Stock as of November 1, 2009		—

		Shares
	Shares	Available
Series B Convertible Preferred Stock (to be converted at a future date when sufficient shares are available)	187,172,091
Remaining potential shares reserved for the 2003 Incentive Plan	564,062
As of November 1, 2009, the Company had reserved 518,687 shares relating to its employee incentive plan (“2003 Incentive Plan”) which includes all outstanding stock options issued prior to the issuance of the Convertible Notes in 2004. In accordance with the Company’s sequencing policy, the reserved shares rank first in the sequencing order. The Company had sufficient authorized but unissued common shares as of November 1, 2009 to satisfy its obligations under those outstanding stock options granted prior to the issuance of the Convertible Notes, under its 2003 Incentive Plan, consequently the related accounting treatment is not impacted as a result of this analysis.
As of November 1, 2009, only $58,750 principal amount of the Company’s Convertible Notes remained outstanding, which were convertible, pursuant to the original indenture governing the Convertible Notes, into cash or up to 1,480 shares of common stock based on the maximum conversion ratio. Prior to executing the refinancing transaction in October of 2009, the Company had sufficient authorized but unissued common shares at all times in the periods presented. During the first quarter of fiscal 2010, the Company redeemed for cash the remaining Convertible Notes. Consequently, the related accounting treatment is not impacted as a result of this analysis.
As of November 1, 2009, the Company had reserved 132,583 shares relating to all outstanding stock options issued under the 2003 Incentive Plan subsequent to the issuance of the Convertible Notes. In accordance with the company’s sequencing policy, the reserved shares rank behind the Convertible Notes in the sequencing order. The Company had sufficient authorized but unissued common shares as of November 1, 2009 available for issuance to satisfy these options granted after the issuance of the Convertible Notes, consequently the related accounting treatment is not impacted as a result of this analysis.
As of November 1, 2009, the Company’s Series B Convertible Preferred Stock was contingently convertible into 196.1 million shares of its common stock. In accordance with its sequencing policy, the Company determined that the shares of the Series B Convertible Preferred Stock ranked last in the sequencing order. Given the Company had only 8,937,103 shares remaining and available to be issued after the satisfaction of all other pre-existing contractual obligations, the Company concluded that the entire shortfall in common shares authorized but unissued related to the Company’s Series B Convertible Preferred Stock. Consequently, the Company recognized $10.5 million related to the Series B Convertible Preferred Stock beneficial conversion feature. However, this did not impact the Company’s classification on its consolidated balance sheet of the Series B Convertible Preferred Stock as temporary or mezzanine equity as such classification will remain throughout the life of the contract and will not be impacted by the availability of common shares.
     In reviewing its sequencing order as of November 1, 2009, the Company incorrectly but immaterially classified 708,475 shares of common stock as being reserved by the Board of Directors for exclusive use under the 2003 Incentive Plan. As such, an additional 708,475 shares of common stock were available for conversion of the Series B Convertible Preferred Stock as of November 1, 2009, which increases the beneficial conversion feature from $10.5 million to $11.4 million ($0.9 million or 8%). The reported net loss applicable to common shares for the fiscal year 2009 was $758.7 million while the net loss applicable to common shares should have been be $759.6 million, or a difference of 0.1%. The reported basic and diluted earnings per share for the fiscal year 2009 was a loss of $34.06 while the basic and diluted earnings per share should have been a loss of $34.50, or a difference of 1.3% (including the computation correction noted in comment 8). Given the significance of losses and charges in the period, the Company determined that this difference was not material quantitatively or qualitatively to any of the financial statements for fiscal 2009 and the Company will revise its common share sequencing for future periods. The Company considered a number of qualitative factors in reaching its conclusion including the following:
•	the difference does not change a loss into income or vice versa,

•	the difference does not affect the Company’s cash flows from operations,

•	the difference does not affect the Company’s liquidity,

•	the difference does not mask a change in earnings or other trends,

•	the difference does not affect the Company’s compliance with loan covenants or other contractual requirements,

•	the difference does not involve the concealment of an unlawful transaction and was not otherwise intentionally or unlawfully undertaken, and

•	the difference does not have the effect of increasing or decreasing management’s compensation.
Note 2, Summary of Significant Accounting Policies
(e) Property, Plant and Equipment, page 68
5.	Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of sales, please tell us what consideration you gave to SAB Topic 11:B. Please also consider the guidance in Item 10(e) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.
     The Company supplementally advises the Staff that depreciation and amortization are included in Cost of Sales and Selling, General and Administrative Expense based on the underlying use of the related asset(s). Because the Company includes depreciation and amortization in Cost of Sales, Item 10(e) of Regulation SK, “Use of Non-GAAP Financial Measures in Commission Filings” and SAB Topic 11:B, “Depreciation and Depletion Excluded From Cost of Sales” are not applicable. In response to the Staff’s comment, the Company will include the requested information in its filing on Form 10-K for the fiscal year 2010. The Company anticipates the disclosure will read as follows (emphasis added for the change made):
(e) Property, Plant and Equipment. Property, plant and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are capitalized and amortized using the straight-line method over the shorter of their estimated useful lives or the term of the underlying lease. Computer software developed or purchased for internal use is depreciated using the straight-line method over its estimated useful life. Depreciation and amortization are recognized in Cost of Sales and Selling, General and Administrative Expenses based on the nature and use of the underlying asset(s).
Note 10, Long-Term Debt and Note Payable
Convertible Notes, page 82
6.	Please help us better understand how you accounted for the exchange offer which occurred in October 2009 pursuant to ASC 470-20-40-13 through 17 as well as ASC 470-20-40-26. Please specifically address the following:
•	Please help us understand how you arrived at the $84.5 million of debt extinguishment costs, which is determined based on the net of the inducement loss and the settlement gain. Please provide us with a summary of the calculation of the inducement loss and settlement gain which were then used to arrive at the $84.5 million. Please address how you factored in the cash amount paid to those whose convertible notes were tendered; and

•	Please tell us how you arrived at the $266.1 million expected fair value of common stock issuable upon conversion as well as the $11.3 million of expected fair value of common stock issuable pursuant to the exchange offer.

     The Company supplementally advises the Staff that, to account for the impact of the settlement of the Convertible Notes which were retired in October 2009, the Company had to carefully analyze the applicable accounting literature. As these instruments were “Instrument C” as defined in ASC 815-15-55-77, and the guidance in the Cash Conversion subtopics in ASC 470-20 was not yet effective for the Company, the Company had to first consider the guidance in ASC 470-20-40-13 through 40-17 for any inducement to convert, and then consider the guidance in ASC 470-20-40-12 for the conversion of an instrument that would normally settle the conversion spread in shares and the face amount in cash.
     As a result, the Company recorded a loss of $84.5 million which was the net impact of the loss incurred through an induced conversion offset by a gain recorded for the extinguishment of the recognized liability under normal conversion accounting.
     At issuance, the Convertible Notes had a conversion rate of 24.9121 shares of common stock per $1,000 principal amount of notes resulting in a conversion price of approximately $40.14. The Convertible Notes required settlement in cash for any conversion amounts up to par and then settlement of any conversion amounts in excess of par were settleable in cash or stock at the Company’s election. On September 10, 2009, the Company made an exchange offer to settle the Convertible Notes by offering consideration consisting of cash of $500 and 390 shares of the Company’s common stock for each $1,000 per Convertible Note. The fair value of the consideration granted in the exchange offer was measured as of the date the offer was accepted by the Convertible Note holders, which, for at least 95% of the noteholders, was on October 19, 2009, at which time the stock price was $2.51.
     The Company has accounted for the exchange offer in accordance with ASC 470-20-40-13 through 40-17 for any inducement to convert, and then the guidance in ASC 470-20-40-12 for the conversion, as described and detailed in the table below.
     The Company determined the terms of the settlement offer, as described above, met the definition of an induced conversion as outlined in ASC 470-20-40-13. In reaching this determination, the Company compared the total consideration offered to the total parity amount given the flexibility offered in an “Instrument C” format. The Company concluded that the terms of the settlement offer met the definition of an induced conversion because the consideration offered exceeded the parity amount of the debt on the conversion date, representing an inducement to convert. The Company also believed it had to initially be considered a “conversion” as opposed to the legal form of an “exchange” as ASC 470-20-40-14 states that the guidance for induced conversions applies “whether or not the exchange involves legal exercise of the contractual conversion privileges included in the terms of the debt.”
     Accordingly, as outlined in ASC 470-20-40-16, an inducement expense was recorded. Such expense is equal to the fair value of all securities and other consideration offered in the transaction (390 shares + $500) in excess of the fair value of the securities (as this was an Instrument C) issuable pursuant to the original conversion terms (i.e. 24.9121 shares of common stock per $1,000 principal amount of notes). The fair value of the securities issuable pursuant to the original conversion terms as of the date the offer was accepted by the noteholders equaled approximately $11.3 million (24.9121 x $2.51 x 179,941). The fair value of all securities and other consideration offered in the transaction equaled approximately $266.1 million (390 shares x $2.51 x 179,941 notes + $500 x 179,941). As of November 1, 2009, 99.9% of the outstanding Convertible Notes were tendered in the exchange offer, therefore, the net loss upon the induced conversion of those Convertible Notes was an inducement charge of approximately $254.8 million, which was recorded (consideration offered of approximately $266.1 million less the fair value of the securities issuable pursuant the original terms of $11.3 million).
     In accordance with ASC 470-20-40 the settlement transaction is considered a conversion. While the above analysis accounts for the inducement granted in excess of the original terms to prompt conversion of the Convertible Notes, the conversion of the Convertible Notes in accordance with the original terms also requires accounting recognition.
     The original terms of the Convertible Notes required the Company to satisfy the accreted value of the obligation in cash and allowed us to satisfy the excess conversion value over the accreted value in either cash or shares. However, as of the date the Convertible Notes were converted, the stated conversion price of the Convertible Notes was less than the stock price. Based upon the stated conversion terms of the Convertible Notes and the stock price on the date the Convertible Notes were converted, the value of the Company’s cash settlement to the holders of the Convertible Notes would have been approximately $11.3 million. Upon settlement of a security with the characteristics of Instrument C, ASC 470-20-40-12 requires that only the cash payment be considered in the computation of the gain or loss on the extinguishment of the recognized liability. As of the close of the market on October 19, 2009, each conversion feature was worth a value of approximately $62.53 ($2.51 x 24.9121). Accordingly, the Company recognized a gain of $937.47 for each note or $168.7 million ($937.47 x 179,941 notes). In order to calculate the gain on conversion, the Company compared what would have been the contractually required cash payment to the carrying amount of the Convertible Notes. As such, the gain from the settlement on the liability was $170.3 million or $168.7 million recognized from the conversion plus $1.6 million of accrued but unpaid interest included in the exchange offer.
     The Company then recorded the net effect of the induced conversion and the settlement of the convertible notes, which was the net of a loss incurred from the induced conversion as determined under ASC 470-20-40-16 of $254.8 million and the gain from the settlement of the liability under ASC 470-20-40-12 of $170.3 million resulting in a net loss recorded of approximately $84.5 million.

     In evaluating the reasonableness of this analysis, the Company observed that the net accounting effect would have been substantially the same had the Company not treated the transaction as a conversion, but rather, as a settlement of debt. If the Company had applied settlement accounting, it would have removed the debt at its carrying amount, recorded the consideration transferred (a mixture of cash and shares) at its fair value, and recognized a gain or loss on the transaction for the difference. Consequently, the Company believes that the Company appropriately accounted for the exchange transaction.
Net impact of Overall Settlement

Fair Value of Total Consideration	A	$266,115,115
Fair Value of securities issued at original conversion	B	11,250,665
Net Induced Conversion Expense	C=A-B	254,864,450
Total Gain for Settlement	D	168,689,316
Previously Accrued Interest	E	1,636,328
Gain from ssettlement of liability	F=D+E	170,325,644
Net Extinguishment Loss	=C+F	$84,538,806
     In addition, in responding to the Staff’s comment, the Company further analyzed the disclosures in the Company’s footnotes to its consolidated financial statements with respect to the calculation of the $84.5 million net inducement loss and settlement gain, and the Company revised its disclosure in the Company’s Form 10-Q for the quarter ended January 31, 2010 filed with the SEC on March 11, 2010 as follows:
     The debt extinguishment costs were determined based on the net of the inducement loss and the settlement gain. As the Convertible Notes were “Instrument C” as defined in ASC 815-15, Embedded Derivatives, we applied the guidance in ASC 470-20, Debt with Conversion and Other Options, for any inducement to convert, and then applied the guidance in ASC 470-20 on the conversion of an instrument that would normally settle the conversion spread in shares and the face amount in cash. The result of this was that we recorded a loss of $84.5 million, which was the net impact of the loss incurred through the induced conversion offset by the gain recorded for the extinguishment of the recognized liability under conversion accounting. In accordance with the original conversion terms of the Convertible Notes, the expected fair value of common stock issuable upon conversion is approximately $11.3 million (based on a $2.51 closing stock price for common stock as of October 19, 2009) as compared to the expected fair value of common stock issuable pursuant to the exchange offer of approximately $266.1 million ($176.1 million in common stock plus $90 million in cash paid). This resulted in an induced conversion charge of $254.8 million. Additionally, we also had to consider the original terms of the Convertible Notes, which required us to satisfy the accreted value of the obligation in cash and allowed us to satisfy the excess conversion value over the accreted value in either cash or shares. However, as of the date of the Convertible Notes were converted, the stated conversion price of the Convertible Notes was less than the stock price. Based upon the stated conversion terms of the Convertible Notes and the stock price on the date the Convertible Notes were converted, the value of the Company’s cash settlement to the holders of the Convertible Notes would have been approximately $11.3 million. Upon settlement of a security with the characteristics of Instrument C, ASC 470-20-40-12 requires only the cash payment be considered in the computation of the gain or loss on the extinguishment of the recognized liability. As of the close of the market on October 19, 2009, each conversion feature was worth a value of approximately $62.53 ($2.51 closing stock price x conversion rate of 24.9121 shares per $1,000 of principal). Accordingly, the Company recognized a gain of $937.47 for each note or $170.3 million. The change in conversion rate based on a $2.51 closing stock price for common stock as of October 19, 2009 resulted in a gain on extinguishment of the recognized liability of $170.3 million.
Note 14, Series B Cumulative Convertible Participating Preferred Stock, page 86
7.	The convertible preferred stock contains a beneficial conversion feature with a total intrinsic value of $241.4 million. At November 1, 2009, 8.2 million of the potentially 196.1 million common shares, if converted, are authorized and unissued. Therefore, you only recognized $10.5 million of the beneficial conversion feature in fiscal 2009. The remaining $230.9 million of the beneficial conversion feature will be recognized when the contingency related to the availability of authorized shares is resolved. Please help us better understand how you determined that it was appropriate to limit the amount of beneficial conversion feature recorded based on the number of authorized and unissued shares. In this regard, ASC 470-20-35-3, which states that a contingent beneficial conversion feature shall not be recognized in earnings until the contingency is resolved, applies to instruments which become convertible only upon the occurrence of a future event outside the control of the holder. Given that the holders of these shares have 68.4% of the voting power and effectively control you, please help us understand how you determined that the contingency related to the availability of authorized shares is outside the control of the holder. Refer to ASC 470-20-35-2(a).
     The Company supplementally advises the staff that, in accordance with the Certificate of Designation governing the Convertible Preferred Stock, the holders of the Company’s Convertible Preferred Shares may only convert their shares into shares of common stock to the extent there are authorized and unissued shares of common stock available. Otherwise, conversion is not allowed. If there are insufficient authorized and unissued shares of common stock to permit full conversion of the outstanding shares of

Convertible Preferred Stock, the Company’s Certificate of Designations requires that the Company take all action permitted by law to increase the number of authorized and unissued shares of common stock to permit such conversion. At the end of the Company’s fiscal year 2009, the Company’s Certificate of Incorporation authorized 100 million common shares, but only 8.9 million common shares remained unissued and available for the conversion of the Convertible Preferred Shares (See the table set forth in the response to comment 4 above for a detailed analysis of the Company’s authorized shares as of this date.) The remaining 187.2 million common shares needed for conversion of the Convertible Preferred Shares at the end of fiscal year 2009 were not available. As a result, on issuance, and at year end, a significant portion of the Convertible Preferred Stock was not convertible pursuant to its terms.
     This significant portion would become convertible on the authorization or availability of additional shares, which the Company has advised us it believed to be a contingency. As discussed below, the Company reviewed the scenarios whereby the contingency related to the conversion feature of the Convertible Preferred Stock could be resolved and after careful consideration, concluded that it was not solely within the control of the majority stockholder, CD&R, and therefore did not record the contingent beneficial conversion feature in accordance with ASC 470-20-35-2(a) and ASC 470-20-35-3. In addition, the Company concluded that transparent disclosures should be made in the footnotes to the Company’s fiscal 2009 consolidated financial statements with respect to the potential forthcoming charge, including both the amount and timing. The Company believes those disclosures provided meaningful information to the investors, alerting them as to the future possibility of the charge, and contributed to transparent financial reporting for the Convertible Preferred Stock.
     At November 1, 2009, CD&R owned approximately 68.4% of the outstanding voting power of the Company in the form of Convertible Preferred Stock. However, the Company determined, in consultation with legal counsel, that an increase in the number of authorized shares of common stock would require approval by the holders of a majority of the outstanding shares of common stock, voting as a class. Given that CD&R could not control this vote as they did not hold any common stock, the Company concluded that CD&R did not control the resolution of this contingency by means of increasing the number of authorized shares, and therefore the ability to control the conversion of the Convertible Preferred Stock was not in the control of CD&R.
     The Company further supplementally advises the staff that, as of the end of fiscal 2009, and prior to the filing of the Form 10-K, the Company considered whether CD&R had control over the insufficient authorized share contingency by other indirect means, including the completion of a reverse stock split that would have the effect of reducing the number of common shares outstanding by combining pre-split common shares into a lesser number of post-split common shares (ultimately determined to be a 5 share to 1 ratio). The Company considered the fact that CD&R stated its intent to vote in favor of a reverse stock split, which did not require a class vote. However, based on the factors set forth further below, the Company concluded that there were events that were outside the control of CD&R that had to occur to resolve the contingency related to the conversion features of the Convertible Preferred Stock, including the following:
•	The Company had to file its Proxy Statement, which occurred on December 23, 2009, which included two proposals related to the number of authorized shares of the Company:
(1)	A proposal to amend the Company’s Certificate of Incorporation to authorize the holders of a majority of the Company’s voting capital stock (which includes both common and preferred shares) to approve any proposal to increase or decrease the number of authorized and unissued shares of common stock. As disclosed in the Proxy Statement, approval of this proposal required both approval by a majority of the outstanding shares of capital stock of the Company entitled to vote on the proposal (i.e. the holders of common shares and preferred shares (voting on an as converted basis)) and by a majority of the outstanding shares of common stock (i.e. a separate class vote requirement).

(2)	A proposal to amend the Company’s Certificate of Incorporation to authorize a reverse stock split of the common stock of the Company at one of three reverse stock split ratios (1-for-5, 1-for-7, or 1-for-9), as, when and if then subsequently approved by the Company’s Board of Directors. Approval of this proposal required approval by a majority of the outstanding shares of capital stock of the Company entitled to vote on the proposal (i.e. the holders of common shares and preferred shares (voting on an as converted basis)).
•	The Company had to hold its Annual Meeting of Stockholders, which was held on February 19, 2010 and at that meeting at least one of the above described proposals had to be approved.

•	Subsequent to the Annual Meeting of Stockholders, and assuming approval of at least one of the above described proposals, the Board of Directors of the Company needed to either (1) propose a new shareholder vote to approve an amendment to the Company’s Certificate of Incorporation to increase the number of authorized shares of common stock sufficient to accommodate the conversion of the Convertible Preferred Shares or (2) elect to go forward with the reverse stock split and select an authorized split ratio (either 1-for-5, 1-for-7, or 1-for-9).

•	If the Board of Directors elected to effect a reverse stock split, following the stockholders’ approval, the listing of the reclassified shares for trading would require the approval of the New York Stock Exchange, where the shares of the Company’s common stock are listed for trading.

•	An amendment to the Company’s Certificate of Incorporation needed to be filed with the Secretary of State of the State of Delaware to effect either (1) an increase in the number of its authorized shares approved by its shareholders or (2) any reverse stock split authorized by the Board of Directors.
In assessing the above factors, the Company specifically analyzed the share authorization issue and concluded that as a result of the class vote requirement, that CD&R did not control the outcome of that vote and therefore the contingency was not within the control of CD&R.
The Company further analyzed the process required to effect a reverse stock split and through discussions with the Company’s legal advisors, concluded that it is a well understood principle of Delaware corporate law that each of the Company’s directors (regardless of designation) owed his/her fiduciary duties to the Company and all of its shareholders. In its analysis, the Company acknowledged that the Board composition was comprised of nine directors, three of whom are employees of CD&R, two who were designated for nomination by the CD&R affiliated funds, but are not CD&R employees, three who were directors of the Company prior to the investment by CD&R and one who was designated for nomination by certain shareholders not affiliated with CD&R. In its consideration, the Company recognized that the Board of Directors is required to act in the best interest of the Company and all of its shareholders, including the minority shareholders and exercise its business judgment by considering the facts and circumstances, including the pros and cons of a reverse stock split in making its decision. In this regard, the Company’s management was engaged throughout January and February of 2010 in evaluating, for purposes of advising the Company’s Board of Directors, the various impacts of the proposed reverse stock split, including but not limited to, the likely impact on the trading liquidity of the Company’s common shares, whether the split would allow the Company to avoid potential future increases in the preferred stock dividends, and whether it would impact the future value of common stock sufficiently to eliminate the Convertible Preferred Stock dividends after the 30 months under the terms of the Convertible Preferred Stock. In assessing the contingency related to the beneficial conversion feature, the Company considered the guidance as set forth in ASC 470-20-35-2(a) and the requirement of the Board of Directors to act in accordance with its fiduciary obligations given all the ancillary effects of completing a reverse stock split, and concluded that it was outside the sole control of CD&R. That is, despite the ability of CD&R to replace the members of the Board of Directors designated for nomination by the CD&R affiliated funds, any individuals placed in those roles, whether or not CD&R employees, did not have an unfettered ability to vote for matters supported by CD&R, but instead needed to consider and act in the best interests of the Company and all of its shareholders.

In making its assessment the Company weighed the factors above including CD&R’s overall ownership of the Company and Board of Directors representation and in light of that, provided the readers of the financial statements with a full and transparent understanding of the contingent beneficial conversion feature. As noted above, in footnote 14, the Company disclosed the fact that at a future date the Company would be required to record a $230.9 million charge to income available to common shareholders and that the Company believed that the contingency would be resolved in 2010.
The Company believes that its assessment of whether or not the Convertible Preferred Stock was convertible only upon the occurrence of a future event that was outside the control of the majority stockholder was a judgmental item and that its conclusion on the accounting for and disclosure of the forthcoming charge was both appropriate under the available guidance for this beneficial conversion feature, as well as transparent, meaningful and not misleading to investors.
In connection with the above analysis, and given the judgmental nature of this item and its conclusion, the Company also considered a number of qualitative factors related to its assessment and the implications of recording the beneficial conversion feature in fiscal 2010 rather than fiscal 2009. These include the fact that there would be no impact to the fiscal year 2009 financial debt covenants and management compensation plans, as a result of not having recognized the beneficial conversion feature in fiscal year 2009. Additionally, when recorded, the beneficial conversion feature will represent a non-cash transaction that bears no impact on the Company’s operations. Other qualitative factors considered were the Company’s effort to provide the financial statement readers with full and transparent disclosure with respect to the beneficial conversion feature, as the Company disclosed in footnote 14 to the fiscal 2009 financial statements that the Company would be recording a charge of $230.9 million as a reduction to income available to common shareholders for the impact of the beneficial conversion feature and further disclosed that this was likely to occur in fiscal 2010. Had the beneficial conversion feature been recognized in fiscal 2009, equity would have been significantly higher and the preferred stock line item in the mezzanine significantly lower as essentially the entire instrument would have been recognized as equity in additional paid in capital. Also, the amortization would not have been significant because the amortization of any recognized beneficial conversion period would be over the period until it is first convertible (as this Convertible Preferred Stock has no mandatory redemption date) and that significant portion was not yet convertible under its terms. Any amortization period would have been an estimate as, even if considered within the control of the holders, there was no contractual period over which the instrument became convertible. The Company would have had to make assumptions as to if, when, and how long it would take for any corporate governance actions to result in sufficient authorized and unissued shares to trigger convertibility. Thus, the Company believes it clearly provided the information necessary to enable the users of the financial statements to analyze the impact of the beneficial conversion feature upon its recognition.

The Company supplementally advises the Staff that on February 19, 2010, the Company’s Board of Directors elected to go forward with a 1-for-5 reverse stock split at its meeting immediately following the Annual Meeting of Shareholders. The Company effected the approved reverse stock split, effective March 5, 2010, promptly following receipt of NYSE clearance by filing an amendment to its Certificate of Incorporation with the Delaware Secretary of State. Only then were the remaining 187.9 million common shares needed for conversion of the Convertible Preferred Shares available for conversion and the contingency finally resolved. Accordingly, the Company will record the remaining unrecognized beneficial conversion feature in its second quarter accounting period which ends April 30, 2010. In the Company’s first quarter ending January 31, 2010, the Company further disclosed these events as follows (shares and share amounts have been presented as reported and not adjusted to reflect the 1-for-5 reverse stock split):
In accordance with guidance that has been codified under ASC Subtopic 470-20, Debt with Conversion and Other Options, the Convertible Preferred Stock contains a beneficial conversion feature because it was issued with an adjusted conversion price of $1.2748 per common share equivalent and the closing stock price per common share just prior to the execution of the CD&R Equity Investment was $2.51. The intrinsic value of the beneficial conversion feature cannot exceed the issuance proceeds of the Convertible Preferred Stock less the cash paid to the CD&R Funds, and thus is $241.4 million. At January 31, 2010, 9.0 million of the potentially 202.8 million Common Shares issuable upon conversion of the Convertible Preferred Shares were authorized and unissued. Therefore, $0.2 million of the beneficial conversion feature was recognized in the first three months of fiscal 2010. The remaining $230.7 million of the beneficial conversion feature will be recognized in the second quarter of fiscal 2010 when the contingency related to the availability of authorized shares is resolved.
As of January 31, 2010 and November 1, 2009, the Convertible Preferred Shares were contingently convertible into 202.8 million and 196.1 million shares of Common Stock, respectively, at a conversion price of $1.2748. However, as of January 31, 2010, only approximately 9.0 million Common Shares were authorized and unissued, and therefore, the CD&R Funds were not able to fully convert the Convertible Preferred Shares. To the extent that the CD&R Funds had opted to convert their Convertible Preferred Shares, as of January 31, 2010, their conversion right was limited to conversion of that portion of their Convertible Preferred Shares into the approximately 9.0 million Common Shares that were currently authorized and unissued. On March 5, 2010, we effected a reverse stock split of our Common Stock (the “Reverse Stock Split”) at an exchange ratio of 1-for-5. As of that date, the Convertible Preferred Shares held by the CD&R Funds were fully convertible into 40.6 million Common Shares (after giving effect to the reverse stock split) and therefore, the contingency is resolved in the second quarter of fiscal 2010.
8.	Your 2009 refinancing transaction included the issuance of 250,000 shares of convertible preferred stock which required the use of the two-class method in determining diluted earnings per share, but did not increase the weighted average number of common shares outstanding. The convertible preferred stock will be convertible into 196.1 million common shares and will only be included in the weighted average common shares outstanding under the if-converted method which is required when it results in a lower earnings per share than determined under the two-class method. Please tell us what consideration you gave to ASC 260-10-45-60A in determining that the if-converted method should be used when it results in a lower earnings per share. Please also disclose whether the convertible preferred stock has a contractual obligation to share in your losses. Please refer to ASC 260-10-45-68. Please show us in your supplemental response what the revisions will look like.
     The Company supplementally advises the Staff that, based on the contractual terms of the Company’s Convertible Preferred Stock, the holders of the Convertible Preferred Stock are not contractually obligated to share in net losses. In response to the Staff’s comment, the Company has revised the requested information in its Form 10-Q for the quarter ended January 31, 2010 filed with the SEC on March 11, 2010. Additionally, the Company eliminated the references in its disclosure regarding the use of the if-converted method. The revised disclosure reads as follows (emphasis added for the change made):
In connection with the Exchange Offer, we issued 70.2 million common shares. In addition to the Exchange Offer, our 2009 refinancing transaction included the issuance of $250 million shares of Convertible Preferred Stock which required the use of the “two-class” method in determining diluted earnings per share, but did not increase the weighted average number of common shares outstanding. The Convertible Preferred Stock will be convertible into 202.8 million shares of common stock. The holders of the Convertible Preferred Stock and the unvested restricted common stock related to our Incentive Plan do not have a contractual obligation to share in losses and therefore losses are not allocated to these participating securities in the determination of earnings per share. These participating securities will be allocated earnings when applicable.

     In calculating earnings per share for the Company’s fiscal 2009, the Company supplementally advises the Staff that it incorrectly and immaterially allocated a portion of the net loss for the last ten days of fiscal 2009 to the holders of the Convertible Preferred Shares. The reported basic and diluted earnings per share is a loss of $34.06. The recomputed basic and diluted earnings per share would be a loss of $34.50, or a difference of 1.3% (including the common share sequencing correction noted in comment 4). Given the significance of losses and charges in the period, the Company determined that this difference was not material quantitatively or qualitatively to any of the financial statements for fiscal 2009 and the Company will revise its calculation of basic and diluted earnings per share for future periods. The Company considered a number of qualitative factors in reaching its conclusion including the following:
•	the difference does not change a loss into income or vice versa,

•	the difference does not affect the Company’s cash flows from operations,

•	the difference does not affect the Company’s liquidity

•	the difference does not mask a change in earnings or other trends,

•	the difference does not affect the Company’s compliance with loan covenants or other contractual requirements,

•	the difference does not involve the concealment of an unlawful transaction and was not otherwise intentionally or unlawfully undertaken, and

•	the difference does not have the effect of increasing or decreasing management’s compensation.
Item 9A, Controls and Procedures, page 108
9.	We note your statement that “any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.” Please confirm to us, and disclose, whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of

Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rulesifinal/33-8238.htm.
     In response to the Staff’s comment, the Company has advised us that it will revise its disclosure on Controls and Procedures in its future filings with the Commission by deleting the last sentence of the first paragraph of the Section entitled “Controls and Procedures” in the Company’s Form 10-K and replacing it by the following (emphasis added for the changes made):
“Management believes that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and based on the evaluation of our disclosure controls and procedures as of November 1, 2009, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at such reasonable assurance level.”
Exhibit Index, page 112
10.	We note that you have not filed on EDGAR all of the exhibits and/or schedules to your agreements filed as exhibits 4.2, 4.7 and 4.8 to the Form 10-K. Please advise or file with your next periodic report or with a current report on Form 8-K complete copies of these agreements that include all of the exhibits and schedules. See Item 601(b)(10) of Regulation S-K.
     In response to the Staff’s comment, the Company will file complete copies of the agreements (including exhibits) filed as exhibits 4.2, 4.7 and 4.8 to the Form 10-K with the Company’s future filings with the SEC on Form 8-K.
11.	We note that you entered into a lock-up and voting agreement as of August 31, 2009, which was filed on a Form 8-K on September 1, 2009. Please file this agreement as an exhibit to the Form 10-K.
     In response to the Staff’s comments, the Company filed the lock-up and voting agreement and include such agreement in the exhibit index to the Company’s Form 10-Q for the quarter ended January 31, 2010 filed with the SEC on March 11, 2010.

* * * * *
     If you have any questions regarding this letter, please do not hesitate to call John M. Allen at (212) 909 6611, Steven J. Slutzky at (212) 909 6036 or Salim C. Sader at (212) 909 6733.

Sincerely,
/s/ Steven J. Slutzky
Steven J. Slutzky

cc:
Mark E. Johnson
Chief Financial Officer and Treasurer
Todd R. Moore, Esq.
NCI Building Systems, Inc.
John M. Allen, Esq.
Debevoise & Plimpton, LLP